[Letterhead of Davis Polk & Wardwell LLP]

August 7, 2013

VIA EDGAR

Jacqueline Kaufman
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	El Paso Electric Company
Letter Dated July 25, 2013
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 25, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2013
File No. 001-14206

Dear Ms. Kaufman:

This will confirm our telephone message exchanges in which I undertook, on behalf of our client El Paso Electric Company, to submit a written response to your recent inquiry no later than August 23, 2013. Our client needs some time to coordinate the responses with Audit and Compensation Committees which has been somewhat complicated by summer vacation schedules.

Sincerely,

/s/ Daniel G. Kelly, Jr.
Daniel G. Kelly, Jr. Davis Polk & Wardwell LLP

cc:	Mary Kipp
Senior Vice President and General Counsel